

Mail Stop 4628

January 19, 2018

Carlin G. Conner
President and Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, Oklahoma 74136-4231

> **Re:** **SemGroup Corporation**
> **Registration Statement on Form S-4**
> **Filed January 8, 2018**
> **File No. 333-222464**

Dear Mr. Conner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Robert J. Melgaard
        Conner & Winters, LLP